Mail Stop 3010

November 5, 2009

<u>Via U.S. Mail</u>

Ms. Molly Blaszczak
President
Spartan Business Services, Inc.
2200 Timber Rose Drive
Las Vegas, NV 89134

> **Re: Spartan Business Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 13, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed September 10, 2009**
> **File No. 333-156796**

Dear Ms. Blaszczak:

We have completed our review of the above referenced filings, as well as the correspondence sent October 22, 2009 addressing re-audit requirements, and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant